UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 1-36313

TIMKENSTEEL CORPORATION
BARGAINING SAVINGS AND
INVESTMENT PENSION PLAN
(Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Financial Statements and Supplemental Schedule
December 31, 2018 and Year Ended December 31, 2018

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Statement of Net Assets Available for Benefits
(Unaudited)

December 31,
2018
Assets:
Investments, at fair value:
Interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$88,355
Receivables:
Contributions receivable from TimkenSteel Corporation	56,337
Total receivables	56,337

Net assets available for benefits	$144,692
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018
(Unaudited)

Additions:
Contributions:
Participants	$24,302
TimkenSteel Corporation	108,403
Participant rollovers	18,317
Total contributions	151,022
Total additions	151,022

Investment loss:
Net investment loss from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	6,330

Total changes in net assets	144,692

Net assets available for benefits:
Beginning of year	—
End of year	$144,692
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements
December 31, 2018 and Year Ended December 31, 2018
1. Description of the Plan
The following description of the TimkenSteel Corporation Bargaining Savings and Investment Pension Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was established effective January 1, 2018. Great West Trust Company, LLC is the trustee of the Plan (Trustee). The assets of the Plan are held in the Master Trust Agreement of the TimkenSteel Corporation Defined Contribution Plan (The Master Trust), which was established for the investment of assets of the Plan and the three other defined contribution plans sponsored by the Company. The Plan is subject to certain terms and conditions set forth in the CBA with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, passed December 2017 effective until January 1, 2021 (the Union).
General
The Plan is a defined contribution plan covering all post-2017 employees of TimkenSteel Corporation (the Company and Plan Administrator) who are represented by the Union. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period or have completed 1,000 Hours of Service in a 12 month period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, except Roth rollovers. Upon enrollment, a participant may direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.
For each plan year through the plan year ending through December 31, 2021, the Company will make a contribution of $500 to each participant who, as of December 31 of the preceding plan year, was an employee hired after 2017.

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements (continued)

The Plan provides for a quarterly "Core Contribution" by the Company for those employees hired after 2017 who have elected the Core Contribution. Electing participants who are a participant on the first day of such calendar quarter will receive the Core Contribution. The contribution is based on the participant's full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 2.0% to 5.0% of the participants eligible compensation.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balances (as defined in the Plan). Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and any rollovers plus actual earnings thereon. Participants vest in the Core Contributions and Post-2017 Company Contributions after the completion of three years of service.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance other than amounts attributable to Company Contributions. Loan terms generally cannot exceed four years. Participants may only have one loan from this plan in effect at any time and may apply for only one loan each year. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate the month the loan was granted, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions or direct payments from participants.
Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy, or transfer their account balance to another qualified plan. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½ after which time the lump-sum or installment distribution options would apply. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance.
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS.

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements (continued)

Forfeitures
Under the provisions of the Plan, if a participant leaves the Company with less than three years of Continuous Service, all Core Contributions and Post-2017 Company Contributions and any earnings thereon are forfeited and used to fund other Company Contributions for eligible associates or to pay expenses of the Plan. There was no forfeiture balance as of December 31, 2018.
Plan Transfers
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company, may be eligible to transfer account balances between plans. Transfers between the plans are subject to approval by the Plan Administrator.
Plan Termination
The Plan shall continue in full force and effect until January 1, 2022, and for yearly periods thereafter unless either the Company or the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement.
The Plan may generally be amended by mutual consent of the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account. Participants may elect to have dividends in TimkenSteel Corporation ESOP Stock Fund distributed to them in cash rather than automatically reinvested in TimkenSteel common shares.
2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes. Actual results could differ from those estimates.

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements (continued)

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Investment Committee determines the Plan's valuation policies. See Note 4 for discussion of fair value measurements.
The Plan's Trustee maintains common collective trust funds and a collective investment trust of common shares of TimkenSteel Corporation and a collective investment trust of common shares of the Timken Company, in which the Company’s defined contribution plans participate on a unit basis. Participation units in TimkenSteel Corporation ESOP Stock Fund and Timken Company Stock Fund are valued at net asset value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when received. Net investment loss includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid by the Company and are therefore excluded from these financial statements. Investment-related expenses are included in net investment loss from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans. Fees for the administration of notes receivable from participants are included in administrative expenses and charged directly to the participant's account.
Notes Receivable from Participants
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.
New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. The amendments in this update require that a Plan’s interest in a master trust and any change in that interest be presented in a separate line item in the statement of net assets and in the statement of net assets available for plan benefits. The amendments in the ASU also require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The amendments in the ASU

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements (continued)

are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is currently evaluating the impact on the net assets available for plan benefits.
In August 2018 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 improves the disclosure requirements for fair value measurements. The amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Plan is currently evaluating the impact on the net assets available for plan benefits.

Evaluation of Subsequent Events
The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2018, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.  Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no additional events that were required to be recognized or disclosed.
3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
The following table presents the fair values of investments in the Master Trust as of December 31, 2018:

2018
Investments, at Fair Value:
Company ESOP Fund and Timken Company Stock Fund	$30,946,364
Registered Investment Companies	188,067,284
Common Collective Trust Funds	164,778,315

Net Assets of Master Trust	$383,791,963

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements (continued)

The following table presents changes in net assets in the Master Trust as of December 31, 2018:

Additions:
Contributions:
Participants	$14,387,640
TimkenSteel Corporation	6,259,341
Participant rollovers	2,100,807
Total contributions	22,747,788
Total additions	22,747,788

Investment loss:
Net investment loss from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	35,531,935
Deductions:
Benefits paid directly to participants	50,631,051
Administrative expenses	171,839
Total deductions	50,802,890

Net Decrease	(63,587,037)

Net assets available for benefits:
Beginning of year	447,379,000
End of year	$383,791,963
The net investment loss of the Master Trust for the year ended December 31, 2018, is summarized as follows:

Net depreciation in fair value of investments	$(43,935,116)
Interest and dividend income	8,403,181
Investment loss before expenses	(35,531,935)
Investment manager and administrative expenses	(171,839)
Total	$(35,703,774)
The Plan’s ownership percentage in the Master Trust as of December 31, 2018 was 0.02%.
4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements (continued)

Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value on a recurring basis as of December 31, 2018:

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$188,067,284	$188,067,284	$—	$—
Total assets in the fair value hierarchy	188,067,284	188,067,284	—	—
Investments measured at net asset value (a)	195,724,679	—	—	—
Total Assets of Master Trust	$383,791,963	$—	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.
Registered investment companies are valued at the daily closing price as reported by the fund. The funds held by the Plan are open-ended funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.
Common Collective Trust Funds are valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value.

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements (continued)

The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following table summarizes investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2018:

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$32,993,095	Not applicable	Daily	Trade Day
JPMCB Equity Index - CF	73,029,533	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	17,845,940	Not applicable	Daily	Trade Day
Western Asset Core Plus Bond R1	500,733	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	40,409,014	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	23,977,870	Not applicable	Daily	Trade Day
Timken Company Stock Fund	6,968,494	Not applicable	Daily	Trade Day
Total	$195,724,679
Investments held by the Master Trust as of December 31, 2018 included the following:
The JPMorgan Core Bond Funds include investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in these funds has been determined using the net asset value per share.
The JPMCB Equity Index - CF includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.
The SSgA Russell Small Cap Index NL-A includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.
The Western Asset Core Plus Bond R1 seeks to maximize total return from a high-quality, U.S. domestic core fixed-income portfolio that can be enhanced by allocations to sectors such as high-yield, non-U.S. emerging market debt. The fair value of the investments in this fund have been determined using the net asset value per share.
The Wells Fargo Stable Value Funds E & W are collective investment funds that actively manage a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in these funds results in the issuance of a given number of participation

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements (continued)

interests (Units) in the fund for the Plan's account. The fair value of the investments in this fund have been determined using the net asset value per share.
The TimkenSteel Corporation ESOP Fund is a collective investment fund that holds TimkenSteel Corporation common stock and money market funds to provide liquidity for daily accounts. The TimkenSteel Corporation ESOP Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends. The fair value of the participation units of this fund have been determined using the net asset value per share. Transactions within this fund are considered related party transactions of the Plan.
The Timken Company Stock Fund is a collective investment fund that holds Timken Company common stock and money market funds to provide liquidity for daily accounts. The Timken Company Stock Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends. The fair value of the participation units of this fund have been determined using the net asset value per share. Transactions within this fund are considered related party transactions of the Plan.
5. Related-Party Transactions
Related-party transactions include investments in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund. Transactions involving these investments are allowable party-in-interest transactions under ERISA.
The following is a summary of transactions in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund with the Master Trust for the year ended December 31, 2018:

Purchased and transferred in	$20,603,046
Sold and transferred out	$43,015,456
Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

TimkenSteel Corporation Bargaining Savings
and Investment Pension Plan
Notes to Financial Statements (continued)

6. Income Tax Status
The Plan Administrator and Plan's legal counsel are in the process of filing for a determination letter, however do not expect an unfavorable outcome. The Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
BARGAINING SAVINGS AND INVESTMENT PENSION PLAN

Date:	June 18, 2019	/s/ Kristopher R. Westbrooks
Kristopher R. Westbrooks Executive Vice President, Chief Financial Officer TimkenSteel Corporation